Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended May 31,
(In thousands, except ratios)	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense on indebtedness	$8,844	$4,134	$53	$49	$70

Rent interest factor (1)	10,467	8,994	5,454	4,733	4,800

Total fixed charges	$19,311	$13,128	$5,507	$4,782	$4,870

Earnings:
Income (loss) before provision for income taxes	$48,781	$(6,537)	$27,667	$8,117	$15,314

Fixed charges	19,311	13,128	5,507	4,782	4,870

Total earnings	$68,092	$6,591	$33,174	$12,899	$20,184

Ratio	3.53	0.50	6.02	2.70	4.14

(1) Approximately 1/3 of the rent expense is deemed representative of the interest factor